SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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Federated Municipal Securities Fund, Inc.

  (Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Filed by:  Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated California Municipal Income Fund and Federated North Carolina Municipal Income Fund, portfolios of Federated Municipal Securities Income Trust.

Commission File No. 811-2677

DATE:	Tuesday August 25, 2009

RE:	Reorganizations: Federated California Municipal Income Fund and Federated North Carolina Municipal Income Fund into Federated Municipal Securities Fund, Inc.

At the 2009 August meeting, the Board approved the tax-free reorganizations of Federated California Municipal Income Fund (CAMIF) and Federated North Carolina Municipal Income Fund (NCMIF) into Federated Municipal Securities Fund, Inc (FMSF).  The reorganizations require the approval of the shareholders of CAMIF and NCMIF and the preliminary proxy statement is in the process of being filed with the SEC.  It is anticipated that a definitive proxy statement will be mailed to both CAMIF and NCMIF shareholders on or about October 8, 2009.  The reorganizations are scheduled for December 4, 2009, contingent upon shareholder approval.

CAMIF and NCMIF shareholders will be moving into a national municipal fund that has competitive performance and larger assets. The following provides answers to questions that may surface from your clients and also addresses why the Board and the Adviser believe the reorganizations are in the best interest of shareholders.

The proxy will be available for you to review on Federated’s internal web-site, under: online library – proxies, once it is finalized.

Question and Answer

Why are the reorganizations occurring?

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Net redemptions from CAMIF and NCMIF, coupled with the Funds’ relatively small asset levels, has led to less diversification and increased exposure to the credit risks of larger holdings within the portfolios.

•	Opportunities for attracting new assets into CAMIF and NCMIF are not sufficient for market penetration given the competitive landscape.

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The advisor intends to substantially reduce or eliminate the voluntary waivers on CAMIF and NCMIF so that they operate at or near their stated gross expenses.  These gross expenses are higher than the net expense ratios of FMSF.

How do the Acquired Funds and Acquiring Fund compare?

•	FMSF is a diversified national municipal fund, whereas CAMIF and NCMIF are non-diversified state-specific municipal funds.

•	Similar to CAMIF and NCMIF, the income of FMSF is exempt from federal income tax. Unlike CAMIF and NCMIF, the income of FMSF is generally not exempt from state and local personal income taxes.

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A portion of the income of FMSF may be exempt from North Carolina income tax to the extent that FMSF derives its income from North Carolina municipal bond securities.  Due to California state tax laws, it is unlikely that any income of FMSF will be exempt from the personal income taxes imposed by the state of California and California municipalities.

Filed by:  Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated California Municipal Income Fund and Federated North Carolina Municipal Income Fund, portfolios of Federated Municipal Securities Income Trust.

Commission File No. 811-2677

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Both CAMIF and NCMIF are able to invest in securities subject to the federal alternative minimum tax for individuals and corporations (“AMT”).  FMSF normally does not invest in AMT securities, except in certain circumstances (which are explained in FMSF’s prospectus).

What about Fund performance?

•	The performance of FMSF will survive post-reorganization. The following chart shows recent performance for the Class A shares of the CAMIF, NCMIF and FMSF.

	Annualized Net Total Returns After Taxes (12/31/08)
	1 years	5 years	10 years
Fed Municipal Securities Fund, Inc. – A	(10.90)%	0.16%	2.22%
Fed California Municipal Income Fund – A	(14.78)%	(0.13)%	2.29%
Fed North Carolina Municipal Income Fund – A	(10.21)%	(0.05)%	2.58%
Net returns for A shares at NAV.

What are the tax consequences of the reorganizations?

•	The reorganizations are expected to be tax-free transactions under the Internal Revenue Code of 1986, as amended.

•	Shareholders will be responsible for tax obligations associated with monthly, periodic or other dividend or capital gains distributions that occur prior to and after the reorganizations.

•	Unlike CAMIF or NCMIF, FMSF is a Maryland corporation domiciled in Pennsylvania and, therefore, is subject to the Pennsylvania franchise tax.

What is the impact on expenses?

•	Gross expenses for FMSF after the reorganizations will be lower than its current gross expenses. Net expenses for FMSF will remain the same post-reorganization.

Pre-Reorganization Expenses	Gross Expenses		Net Expenses
	Class A	Class B	Class A	Class B
Fed Municipal Securities Fund (FMSF)	1.02%	1.77%	0.87%	1.76%
Fed California Municipal Income Fund (CAMIF)	1.21%	1.91%	0.55%	1.30%
Fed North Carolina Municipal Income Fund (NCMIF)	1.32%		0.79%

What is the timing?

•	The proxy will be mailed to shareholders by Thursday October 8, 2009.

Filed by:  Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Act of 1934

Subject Company:  Federated California Municipal Income Fund and Federated North Carolina Municipal Income Fund, portfolios of Federated Municipal Securities Income Trust.

Commission File No. 811-2677

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A proxy solicitation firm, Broadridge, has been hired as the proxy tabulator/solicitor for this proxy campaign.  Shareholders who have not yet voted their shares may begin to receive solicitation calls sometime after Monday, October 12, 2009.

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The shareholder meeting is scheduled for Friday, November 20, 2009.  If approved by shareholders, the tax-free reorganizations are scheduled to occur at the close of business on Friday, December 4, 2009.

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The reorganizations are independent of one another.  That is, if one of the reorganizations receives shareholder approval but the other one does not, the reorganization receiving shareholder approval will be completed.

 A prospectus/proxy statement with respect to the proposed transaction will be mailed to shareholders and filed with the Securities and Exchange Commission (SEC).  Investors are urged to read the prospectus/proxy statement because it contains important information.  The prospectus/proxy statement and other relevant documents will be available free of charge on the SEC’s Web site at www.sec.gov or by calling 1-800-341-7400.